Mail Stop 4561

May 27, 2009

John E. Caldwell, President and Chief Executive Officer
SMTC Corporation
635 Hood Road
Markham, Ontario
CANADA L3R 4N6

> **Re: SMTC Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 26, 2009**
> **File No. 000-31041**

Dear Mr. Caldwell:

We have completed our review of your revised filing and response letter, and have no further comments at this time on the specific issues raised.

Sincerely,

Katherine Wray
Staff Attorney

cc: Via Facsimile (617) 235-0783
     Stephanie D. Miller
     Ropes & Gray LLP